Form 10-K405, Exhibit 13
period 1996-12-31
BMC WEST CORP
filed 1997-03-31
CIK 875706

                                 BMC WEST CORPORATION
                                                                              17
                                  FINANCIAL CONTENTS








         FINANCIAL REVIEW                                            18

         STATEMENTS OF INCOME                                        20

         BALANCE SHEETS                                              21

         STATEMENTS OF STOCKHOLDERS' EQUITY                          22

         STATEMENTS OF CASH FLOWS                                    23

         NOTES TO THE FINANCIAL STATEMENTS                           24

         REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                    30

                                 BMC WEST CORPORATION
18
                                   FINANCIAL REVIEW


  This financial review covers management's discussion and analysis of financial condition and operating results. The building materials industry historically has been subject to substantial cyclical variation. The Company's operations have reflected fluctuations from period to period as a consequence of various factors, including general economic conditions, prices of commodity wood products, levels of building activity, interest rates, the availability of credit, and weather conditions.

OPERATING RESULTS

  The following table sets forth for the years ended December 31, 1996, 1995 and 1994, the percentage relationship to net sales of certain costs, expenses and income items. The table and subsequent discussion should be read in conjunction with the financial statements and the notes thereto appearing elsewhere in this annual report.

--------------------------------------------------------------------------------
                                                 1996        1995        1994
--------------------------------------------------------------------------------
Net sales                                       100.0%      100.0%      100.0%
Gross profit                                     22.1        21.9        21.8
Selling, general and
  administrative expense                         18.3        18.5        16.7
Other income                                      0.2         0.3         0.3
Income from operations                            4.0         3.7         5.4
Interest expense                                  1.5         1.7         1.2
Income taxes                                      1.0         0.8         1.6
Net income                                        1.5         1.2         2.6
--------------------------------------------------------------------------------

1996 OPERATIONS COMPARED WITH 1995

  Net sales for 1996 were $718.0 million, an increase of 14% or $87.8 million from 1995. Increases in new home construction, as well as higher commodity wood product prices, contributed to a increase of 13.7% for same-store sales. The strongest year-over-year sales results were from units in Texas, Utah and Colorado, with Texas reporting 31% higher same-store sales. On an overall basis, sales prices for the Company's products increased about 3% for the year. This price increase was primarily due to higher prices for commodity wood products.

  Gross profit increased to 22.1% of net sales in 1996 from 21.9% in 1995. This increase reflects favorable inventory shrinkage results and the ongoing efforts of the Company to improve margins through its increased focus on value-added products, such as roof trusses, pre-hung doors, pre-assembled windows, and increased sales to the service-oriented consumer, all of which traditionally have higher margins.

  During 1996, selling, general and administrative expenses, as a percentage of net sales, decreased to 18.3% in 1996 from 18.5% in 1995. This decrease was due in part to favorable same-store sales increases and costs reductions associated with integrating the 14 building materials centers acquired in 1994 and 1995.

  Interest expense decreased to $10.5 million in 1996 from $10.7 million in 1995. The decrease was due to a reduction in the Company's outstanding debt with the proceeds of the common stock offering in the second quarter of 1996.

  The provision for income taxes increased 40.8% to $6.9 million in 1996 from $4.9 million in 1995. The effective income tax rate was 38.7%. The increase in the provision for income taxes was a result of increased income from operations.

  As a result of the foregoing factors, net income before an extraordinary item in 1996 increased by $3.2 million or 42% to $11.0 million, or 1.5% of net sales, as compared to $7.8 million, or 1.2% of net sales, in the prior year.

  The Company retired all $20 million of the 10% unsecured senior subordinated notes and reduced debt outstanding under the revolving credit agreement with the net proceeds of the recent equity offering. In connection with this retirement, the Company took a non-cash after-tax extraordinary charge of $342,000 or $.03 per share to write off the related deferred loan costs and unamortized debt discount.

1995 OPERATIONS COMPARED WITH 1994

  Net sales for 1995 were $630.2 million, an increase of 15% or $83.1 million from 1994. The sales increase reflects $71.1 million attributable to 1995 acquisitions and $52.6 million for a full year of sales for acquisitions made in 1994. Decline in new home construction, as well as lower commodity wood product prices, contributed to a decrease of $40.6 million, or nearly 8% for same-store sales. (Excluding price deflation, same-store sales were down 1%). On an overall basis, sales prices for the Company's products declined about 7%, causing a reduction in sales of approximately $47.4 million. This decrease was due primarily to lower prices for commodity wood products, which were approximately 14% lower in 1995 than in 1994.

  Gross profit increased to 21.9% of net sales in 1995 from 21.8 % in 1994. This slight increase reflects the ongoing efforts of the Company to improve margins through its training programs as well as its increased focus on value-added products, such as roof trusses, pre-hung doors, pre-assembled windows, and increased sales to the service-oriented consumer, all of which generally have higher margins.

  During 1995, selling, general and administrative expenses, as a percentage of net sales, increased to 18.5% in 1995 from 16.7% in 1994. This increase was attributable primarily to costs incurred integrating locations acquired in 1994 and 1995. These costs included, but were not limited to, the conversion of computerized point-of-sale systems, marketing and sales programs, employee training and upgrading of equipment and facilities to improve operational efficiencies.

  In March 1995, the Company issued $50.0 million of 9.18% unsecured senior notes. The proceeds from these notes were used to support the Company's capital expenditure and acquisition activities and increased working capital levels. Primarily due to the issuance of these notes, interest expense increased to $10.7 million in 1995 from $6.5 million in 1994.

  Income taxes were provided at an annual effective tax rate of 38.7% in 1995 and 38.0% in 1994, respectively. The increase in the effective tax rate was the result of the income tax impact of acquisitions in 1993 and 1994.

  As a result of the foregoing factors, net income in 1995 decreased by $6.5 million or 45.5% to $7.8 million, or 1.2% of net sales, as compared to $14.3 million, or 2.6% of net sales, in the prior year.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary need for capital resources are for acquisitions and capital expenditures as well as to finance its working capital which has been increasing as the Company has grown in recent years. In 1996 and recent years, the Company's capital sources have grown through earnings growth, increased borrowing capacity and new equity offerings.

  The Company had $90.2 million of long-term debt outstanding as of December 31, 1996 consisting principally of $14.1 million of variable rate borrowings under its revolver and $76.1 million of fixed rate borrowings under various credit facilities. More details with respect to these borrowings are discussed in Note 3 to the financial statements.

  OPERATIONS

  The Company generated $16.9 million of cash from operating activities comprised primarily of net income plus depreciation and amortization charges. Working capital at year-end 1996 was $110.5 million compared with $100.2 million at the 1995 year-end. This increase in working capital was driven by increases in receivables and inventories as a result of four acquisitions in 1996.

  CAPITAL INVESTMENT AND ACQUISITIONS

  Capital expenditures, exclusive of acquisitions, totaled $14.4 million in 1996. The principal property and equipment expenditures in 1996 included the completion of the purchase of land at the Issaquah and Lewiston centers, expansion and replacement of rolling stock and enhancements in the management information systems.

  Cash used for business acquisitions totaled $8.4 million in 1996, as the Company completed four acquisitions in 1996 involving one building materials center and three value-added facilities. In 1995, the Company used $36.4 million in cash to complete two acquisitions involving four building materials centers.

  FINANCING

  In the second quarter of 1996, the Company sold 2,300,000 shares of common stock. The proceeds of this offering, less underwriting and other issuance costs, was approximately $38.5 million. The proceeds were used to retire the $20 million of 10% unsecured senior subordinated notes and reduce debt outstanding under the revolving credit agreement.

  The borrowings under the revolver decreased to $14.1 million at year-end from $26.1 million at year-end 1995 primarily due to proceeds of the stock offering.

  The various agreements related to long-term borrowings contain financial covenants and restrictions. These covenants require the Company to maintain minimum financial measures as well as limiting additional debt, stock repurchases, dividend payments, capital asset additions, liens on assets and business combinations. These covenants and restrictions have not materially hampered the Company's operations. At December 31, 1996, these agreements limit the amount of dividends payable from retained earnings to $42.1 million of which $2.7 million may be paid in fiscal year 1996.

  Based on its ability to generate cash from operations and the borrowing capacity at year-end of $70 million under the revolver, the Company believes it will have sufficient funds to meet its currently anticipated requirements.

QUARTERLY RESULTS AND SEASONALITY

  The Company's first and fourth quarters historically are adversely affected by weather patterns in the Company's markets which result in decreases in levels of building and construction activity. In addition, quarterly results do reflect, and are expected in the future to reflect, fluctuation from period to period as a consequence of the impact of various other factors, including general economic conditions, consumer confidence, levels of building activity, interest rates and the availability of credit.

  The composition and level of working capital has typically changed with the level of sales, with the Company requiring additional working capital during periods of rapidly increasing sales as the Company carries more inventories and receivables. Working capital levels (receivables and inventories) typically increase in the second and third quarter of the year due to higher sales during the peak building and construction season. These increases have historically resulted in negative operating cash flows during this peak season, which have been generally financed through the revolver. Collection of receivables and reduction in inventory levels following the peak of the building and construction season have more than offset this negative cash flow in recent years. The Company believes it will continue to generate positive annual cash flows from operating activities.

                                 BMC WEST CORPORATION
20
                                 STATEMENTS OF INCOME


                (FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994)


-------------------------------------------------------------------------------------------------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
-------------------------------------------------------------------------------------------------
                                                            1996           1995           1994
-------------------------------------------------------------------------------------------------

Net sales                                                $ 718,024         $ 630,201         $ 547,109

Cost of sales                                              559,408           492,028           427,951
------------------------------------------------------------------------------------------------------

Gross profit                                               158,616           138,173           119,158

Selling, general and administrative expense                131,462           116,353            91,203

Other income                                                 1,268             1,601             1,529
---------------------------------------------------------------------------------------------------------

Income from operations                                      28,422            23,421            29,484

Interest expense                                            10,496            10,746             6,486
---------------------------------------------------------------------------------------------------------

Income before income taxes                                  17,926            12,675            22,998

Income taxes                                                 6,935             4,910             8,739
---------------------------------------------------------------------------------------------------------

Income before extraordinary item                            10,991             7,765            14,259

Extraordinary item, net of tax                                (342)             -                 -
---------------------------------------------------------------------------------------------------------

Net income                                             $    10,649       $     7,765       $    14,259
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------

Net income per common and common equivalent share

Income before extraordinary item                       $         1.00    $          .79    $         1.62

Extraordinary item, net of tax                                   (.03)          -                 -
---------------------------------------------------------------------------------------------------------

Net income per common and common equivalent share      $          .97    $          .79    $         1.62
---------------------------------------------------------------------------------------------------------

Weighted average number of common and common            10,998,135         9,751,547         8,798,374
  equivalent shares
---------------------------------------------------------------------------------------------------------


                             BMC WEST CORPORATION
                                BALANCE SHEETS
                                                                             21

                                       (AT DECEMBER 31)

------------------------------------------------------------------------------------------------------
                                                                               (DOLLARS IN THOUSANDS)
------------------------------------------------------------------------------------------------------
                                                                                1996           1995
------------------------------------------------------------------------------------------------------
ASSETS
Current assets
  Cash                                                                     $   7,066      $   6,004
  Receivables, net                                                            70,184         65,820
  Inventories                                                                 76,415         66,506
  Deferred income tax benefit                                                  1,743          1,668
Prepaid expenses                                                               1,874          1,275
------------------------------------------------------------------------------------------------------
    Total current assets                                                     157,282        141,273
Property and equipment, net                                                  103,921         96,403
Deferred loan costs                                                            1,438          2,440
Goodwill, net                                                                 19,679         18,421
Other                                                                          6,049          6,433
------------------------------------------------------------------------------------------------------
Total assets                                                               $ 288,369      $ 264,970
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------
Current liabilities
  Current portion of long-term debt                                        $     568      $     129
  Current redemption requirement on Class B preferred stock                    1,994          1,000
  Accounts payable                                                            33,954         29,383
  Accrued compensation expense                                                 3,908          4,205
  Sales tax payable                                                            2,589          2,657
  Other accrued expenses                                                       3,802          3,703
------------------------------------------------------------------------------------------------------
    Total current liabilities                                                 46,815         41,077
Long-term debt, net of current portion                                        90,203        121,120
Deferred income taxes                                                          4,368          3,161
Other long-term liabilities                                                    1,895          1,725

Class B preferred stock, mandatory redemption requirements
  of $1,000,000 in 1996 and $2,000,000 in 1997                                     -          1,960

Stockholders' equity
  Common stock, $.001 par value, 20,000,000 shares authorized;
    11,825,106 and 9,483,229 shares outstanding at
    December 31, 1996 and 1995, respectively                                      12              9
  Additional paid-in capital                                                  97,731         59,188
  Retained earnings                                                           47,345         36,730
------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                   145,088         95,927
------------------------------------------------------------------------------------------------------
Total liabilities, redeemable preferred stock and stockholders' equity     $ 288,369      $ 264,970
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these financial statements.

                                 BMC WEST CORPORATION
22
                          STATEMENTS OF STOCKHOLDERS' EQUITY

                        (FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994)

--------------------------------------------------------------------------------------------------------
                                                                                 (AMOUNTS IN THOUSANDS)
--------------------------------------------------------------------------------------------------------
                                                 Common Stock       Additional
                                            ---------------------    Paid-In     Retained
                                            Shares         Amount    Capital     Earnings     Total
--------------------------------------------------------------------------------------------------------
Balance, December 28, 1993                   7,848         $  8      $ 34,728    $ 14,774  $  49,510

Net income                                       -            -             -      14,259     14,259
Accretion of redeemable preferred stock          -            -             -         (34)       (34)
Accrual of stock option compensation             -            -           216           -        216
Stock issued for acquisitions                1,242            -        22,955           -     22,955
Stock options exercised                         22            1            95           -         96
--------------------------------------------------------------------------------------------------------

Balance, December 31, 1994                   9,112            9        57,994      28,999     87,002

Net income                                       -            -             -       7,765      7,765
Accretion of redeemable preferred stock          -            -             -         (34)       (34)
Accrual of stock option compensation             -            -           213           -        213
Stock issued for acquisitions                  365            -           938           -        938
Stock options exercised                          6            -            43           -         43
--------------------------------------------------------------------------------------------------------

Balance, December 31, 1995                   9,483            9        59,188      36,730     95,927

NET INCOME                                       -            -             -      10,649     10,649
ACCRETION OF REDEEMABLE PREFERRED STOCK          -            -             -         (34)       (34)
NET PROCEEDS FROM PUBLIC STOCK OFFERING      2,300            2        38,486           -     38,488
STOCK OPTIONS EXERCISED AND OTHER               42            1            57           -         58
--------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1996                  11,825         $ 12      $ 97,731    $ 47,345  $ 145,088
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these financial statements.

                                 BMC WEST CORPORATION
                                                                              23
                               STATEMENTS OF CASH FLOWS

                     (FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994)

------------------------------------------------------------------------------------------------------
                                                                               (DOLLARS IN THOUSANDS)
------------------------------------------------------------------------------------------------------
                                                                      1996        1995        1994
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
------------------------------------------------------------------------------------------------------
Net income                                                        $ 10,649    $  7,765    $ 14,259
Adjustments to reconcile net income to cash
  provided by operating activities:
    Depreciation and amortization                                   10,300       9,192       5,551
    Deferred income taxes                                              (75)       (361)        135
    Gain on sale of assets                                            (449)        (40)       (133)
    Stock option compensation                                           68         213         216
    Provision for other long-term liabilities                          313         398         332
    Extraordinary item, net of tax                                     342           -           -
Changes in working capital items net of effects
  of acquisitions and divestitures                                  (3,312)      5,099        (766)
Other                                                                 (912)     (1,007)     (1,636)
------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                           16,924      21,259      17,958
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
 CASH FLOWS FROM INVESTING ACTIVITIES
------------------------------------------------------------------------------------------------------

Purchase of property and equipment                                 (14,424)    (16,856)    (15,072)
Payment for acquisitions                                            (8,426)    (36,363)    (21,515)
Sale of property and equipment                                       1,822         400         285
------------------------------------------------------------------------------------------------------
Net cash used in investing activities                              (21,028)    (52,819)    (36,302)
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
------------------------------------------------------------------------------------------------------

Borrowings under revolving credit agreements                       222,810     223,360     186,144
Repayments under revolving credit agreements                      (234,850)   (228,470)   (162,874)
Issuance of common stock, net of expense                            38,486           -           -
Repayment of 10% unsecured senior subordinated notes               (20,000)          -           -
Issuance of debt                                                     1,685      50,000           -
Principal payments on debt                                          (2,712)    (11,665)     (1,081)
Financing costs                                                       (190)       (795)       (208)
Capital lease payments                                                (123)        (83)       (136)
Other                                                                   60          44          95
------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                            5,166      32,391      21,940
------------------------------------------------------------------------------------------------------
Net increase in cash                                                 1,062         831       3,596
Cash, beginning of period                                            6,004       5,173       1,577
------------------------------------------------------------------------------------------------------
Cash, end of period                                               $  7,066    $  6,004    $  5,173
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW INFORMATION
------------------------------------------------------------------------------------------------------
Cash paid during the year for--
  Interest, net of interest capitalized                           $ 10,444    $  9,238    $  6,358
  Income taxes                                                       8,070       3,224      10,659


The accompanying notes are an integral part of these financial statements.

                                 BMC WEST CORPORATION
24
                           NOTES TO THE FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  NATURE OF OPERATIONS

  BMC West Corporation is a regional distributor and retailer of building materials in the Western United States, selling primarily to professional contractors, as well as to advanced, service-oriented consumers. The Company also conducts value-added conversion activities which include pre-hung doors, fabricated roof trusses, pre-assembled windows and pre-cut lumber to meet customer specifications. The Company has 53 building materials centers located in Arizona, California, Colorado, Idaho, Montana, Nevada, Oregon, Texas,
Utah, and Washington.

  USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

  NET INCOME PER COMMON SHARE

  Net income per common share is determined by dividing net income, after deducting the accretion of the discount on redeemable preferred stock, by the weighted average of common and common equivalent shares. The weighted average number of common and common equivalent shares include shares issued, shares issuable under dilutive stock options and shares contingently issuable in connection with acquisitions. At December 31, 1996, there were no contingently issuable shares.

  Fully diluted net income per share is not presented as the dilution was not dilutive in 1996 and 1994 and not significant in 1995.

  INCOME TAXES

  Deferred income taxes are provided to reflect temporary differences between the financial and tax bases of assets and liabilities using presently enacted tax rates and laws.

  EXTRAORDINARY ITEM

  In 1996, the Company repaid $20 million of 10% unsecured senior subordinated notes prior to maturity. In connection with this early debt retirement, the Company wrote off $565,000 of related deferred loan costs and unamortized debt discount. These write-offs are included in 1996 consolidated statement of income as an extraordinary item, net of $223,000 tax benefit.

  INVENTORIES

  Inventories consist principally of merchandise purchased for resale and are stated at the lower of average cost or market.

  PROPERTY AND EQUIPMENT

  Property and equipment are recorded at cost. Major additions and improvements are capitalized while maintenance and repairs which do not increase the useful life of the property are expensed as incurred.

  The net book value of property sold or retired is removed from the asset and related depreciation accounts, and the net gain or loss is included in the determination of income or loss.

  The provision for depreciation is computed using the straight-line method. The estimated useful lives are fifteen to thirty years for buildings and improvements, seven to ten years for machinery and fixtures and three to seven years for handling and delivery equipment.

  DEFERRED LOAN COSTS

  Loan costs are capitalized upon the issuance of long-term debt and amortized over the life of the related debt using the effective interest rate method. Interest expense includes amortization of deferred loan costs of $628,000 in 1996, $602,000 in 1995 and $530,000 in 1994.

  GOODWILL

  Goodwill is amortized on a straight-line basis over 30 years. Accumulated amortization of goodwill is $1,605,000 at December 31, 1996, and $941,000 at December 31, 1995.

  Annually, the Company reviews the recoverability of goodwill. The measurement of possible impairment is based primarily on the ability to recover the balance of the goodwill from expected future operating cash flows on an undiscounted basis. In management's opinion, no such impairment existed at December 31, 1996.

  OTHER ASSETS

  The majority of other assets consist of non-compete covenants arising from acquisitions and investments in cooperative supplier organizations. The non-compete covenants are amortized over the life of related agreements (three to five years).

  CASH AND CASH EQUIVALENTS

  For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments that had a maturity of three months or less at the date of purchase to be cash equivalents.

2. ACQUISITIONS

  Businesses acquired in 1996, 1995 and 1994 were accounted for using the purchase method of accounting. Under this accounting method, the value of the consideration was allocated to the assets acquired and liabilities assumed based on the estimated fair values at date of acquisition. Any excess of the purchase price over the estimated fair value of the net assets acquired and liabilities assumed was recorded as goodwill. Operating results of the acquired businesses are included in the statements of income from date of acquisition.

  In 1996, the Company completed four acquisitions involving one building materials center and three value-added facilities. These operations are located in Ogden and Orem, Utah; and Austin and San Antonio, Texas. The aggregate purchase price was $10,138,000 consisting of $8,426,000 cash and the assumption of notes payable of $1,712,000. The notes payable were paid by the Company prior to December 31, 1996.

  In 1995, the Company completed two acquisitions involving four building materials centers. These centers are located in Abilene, New Braunfels, and two in Austin, Texas. The aggregate purchase price for these centers was $36,363,000 consisting entirely of cash.

  In 1994, the Company completed eight acquisitions involving ten building materials centers. These centers are located in Killeen and Hurst, Texas; Vancouver, Washington; Phoenix, Arizona; Grand Junction, Denver, Greeley, Pueblo and, Colorado Springs, Colorado; and Kent, Washington. The aggregate purchase price for these centers was $55,135,000, consisting of $21,515,000 cash, 1,242,133 shares of the Company's common stock valued at $22,955,000 and notes payable of $10,665,000 and the assumption of certain liabilities. The common stock issued in connection with certain acquisitions was guaranteed by the Company to retain a value of between $20 and $25.25 per share by specified dates. In 1996 and 1995, shares issued in connection with prior year acquisitions totaled 17,594 and 364,975, respectively.

  The following summarized unaudited pro forma results of operations assume the acquisitions occurred as of the beginning of their respective acquisition year and the immediately proceeding year. The pro forma data has been prepared for comparative purposes only. It does not purport to be indicative of the results of operations that would have resulted had the acquisitions been consummated at the beginning of the years presented, or that may occur in the future.

--------------------------------------------------------------------------------
                                                  1996           1995
--------------------------------------------------------------------------------
   Net sales                                 $ 730,273      $ 683,416
   Net income                                   10,996          8,463
      Per share                                   1.00           0.87
--------------------------------------------------------------------------------


3. LONG-TERM DEBT

  Long-term debt consisted of the following at December 31, (in thousands):

--------------------------------------------------------------------------------
                                                  1996           1995
--------------------------------------------------------------------------------
   Revolving credit
      agreement borrowings                    $ 14,080       $ 26,120
   8.10% unsecured senior notes                 25,000         25,000
   9.18% unsecured senior notes                 50,000         50,000
   10% unsecured senior
      subordinated notes                             -         20,000
   Capital lease obligations and other           1,691            129
--------------------------------------------------------------------------------
                                                90,771        121,249
   Less current portion                            568            129
--------------------------------------------------------------------------------
                                              $ 90,203       $121,120
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  In 1996, the Company redeemed the 10% unsecured senior subordinated notes with the net proceeds of the Company's equity offering.

  The Company's borrowing capacity under the revolving credit agreement is $70,000,000, limited by eligible receivables and inventories. The agreement's expiration date is 2000. Interest is due monthly at prime or LIBOR plus 1.25% - 1.50%. A fee of .25% - .375% per annum is charged on the unused portion of the loan commitment. At year-end, the Company had $55,920,000 of unborrowed capacity under this agreement.

  The 8.10% unsecured senior notes issued in 1993 require annual principal payments beginning in 1998 through 2000. The notes may be redeemed, in whole or in part, at the option of the Company, at anytime at the principal amount plus accrued interest and a make-whole payment. The make-whole payment is due only if the interest rate (as measured by agreement with the creditor) at the date of redemption is less than 8.10%. Interest is payable semi-annually on April 30 and October 31. In connection with the extension of the revolving credit agreement, the collateral for the 8.10% senior notes was eliminated in March 1995.

26

  The 9.18% unsecured senior notes issued in 1995 are due in 2006. The notes require annual principal payments beginning in 2001 through 2006. The notes may be redeemed, in whole or in part, at the option of the Company at anytime, at the principal amount plus accrued interest and a make-whole payment. The make-whole payment is due only if the interest rate (as measured by agreement with the creditor) at the date of redemption is less than 9.18%. Interest is payable semi-annually on April 30 and October 31.

  The scheduled principal payments of long-term debt are $568,000 in 1997, $22,975,000 in 1998, $8,895,000 in 1999, $8,333,000 in 2000, $8,333,000 in 2001
and $41,667,000 thereafter.

  The agreements related to the above borrowings contain financial covenants and restrictions which require the Company to maintain a minimum net worth, debt-service coverage, debt-to-equity ratio and current ratio, as well as limiting additional debt, stock repurchases, dividend payments, capital asset additions and retirements, liens on assets, stock ownership changes and business combinations. Currently, $42,087,000 of retained earnings is available for the payment of common dividends under these agreements of which a maximum of $2,662,000 may be paid in 1997.

4. CLASS B PREFERRED STOCK

  In 1987, the Company authorized and issued 50,000 shares of Class B preferred stock with a total mandatory redemption requirement of $5,000,000, due $1,000,000 annually through 1996 and $2,000,000 in 1997. As of December 31, 1996, 20,000 shares of Class B preferred stock remain outstanding.

  Class B preferred stock has a preference in liquidation of $100 per share, $2,000,000 in the aggregate at December 31, 1996. The difference between the carrying value of the preferred stock and its redemption value is being added to the preferred stock account ratably to 1997 through a charge to retained earnings.

5. INCOME TAXES

  Income taxes for the years ended December 31, 1996, 1995 and 1994 consisted of the following (in thousands):

-------------------------------------------------------
                 1996           1995           1994
-------------------------------------------------------
  Current
    Federal   $  5,611       $  4,648       $  7,710
    State          837            727          1,156
-------------------------------------------------------
                 6,448          5,375          8,866
-------------------------------------------------------
  Deferred
    Federal        423           (404)          (110)
    State           64            (61)           (17)
-------------------------------------------------------
                   487           (465)          (127)
-------------------------------------------------------
              $  6,935       $  4,910       $  8,739
-------------------------------------------------------
-------------------------------------------------------

  A reconciliation of the statutory Federal income tax rate to the rate provided in the statements of income follows:

   ------------------------------------------------------
                             1996      1995      1994
   ------------------------------------------------------
    Statutory rate           35.0%     35.0%     35.0%
    State income taxes        3.3       3.3       3.3
    Other                      .4        .4       (.3)
   ------------------------------------------------------
                             38.7%     38.7%     38.0%
   ------------------------------------------------------
   ------------------------------------------------------

  The components of deferred income taxes included in the Company's year-end balance sheets were as follows (expressed in thousands):

--------------------------------------------------------------
                                  1996           1995
--------------------------------------------------------------
  Deferred tax assets
    Property and equipment            $   30         $  877
    Inventories                        1,734          1,392
    Reserves                           1,175          1,099
    Other                              2,086            716
--------------------------------------------------------------
    Total deferred tax assets          5,025          4,084
    Less valuation allowance            (563)          (877)
--------------------------------------------------------------
                                       4,462          3,207
--------------------------------------------------------------
  Deferred tax liabilities
    Property and equipment             6,062          4,105
    Deferred charges                   1,025            595
--------------------------------------------------------------
    Total deferred tax liabilities     7,087          4,700
--------------------------------------------------------------
                                     $(2,625)       $(1,493)
--------------------------------------------------------------
--------------------------------------------------------------

  Classified as
    Deferred income tax benefit
     (current assets)               $  1,743       $  1,668
    Deferred income taxes
     (long-term liabilities)          (4,368)        (3,161)
--------------------------------------------------------------
                                     $(2,625)       $(1,493)
--------------------------------------------------------------
--------------------------------------------------------------

  The valuation allowance relates to the difference in tax and book basis of the land acquired in conjunction with the initial acquisition of the Company.

6. STOCKHOLDERS' EQUITY

   PUBLIC STOCK OFFERING

   In the second quarter of 1996, the Company issued 2,300,000 shares of common stock at $18.00 per share. The proceeds from this offering, less underwriting and other issuance costs, of $38.5 million were used principally to reduce debt.

  STOCK SPLIT

  In February 1994, the Company declared a three-for-two stock split, effected in the form of a stock dividend, paid March 4, 1994 to shareholders of record as of February 25, 1994. All per share amounts and weighted average number of common and common equivalent shares presented in this report reflect the effect of the stock split. The stock split has been reflected as a 1993 transaction in the statement of stockholders' equity.

  SHAREHOLDERS' RIGHTS PLAN

  Under the shareholder rights plan adopted in July 1993, holders of common stock received a distribution of one right to purchase common stock for each common share held. The rights will generally become exercisable ten days after a person or group acquires 15% of the Company's outstanding voting securities or ten business days after a person or group commences or announces an intention to commence a tender or exchange offer that could result in the acquisition of 15% of these securities. Ten days after a person acquires 15% or more of the Company's outstanding voting securities (unless this time period is extended by the board of directors) each right would, subject to certain adjustments and alternatives, entitle the rightholder to purchase common stock of the Company or the acquiring company having a market value of twice the $33.33 exercise price of the right (except that the acquiring person or group and other related holders would not be able to purchase common stock of the company on these terms). The rights are nonvoting, expire in 2003 and may be redeemed by the Company at a price of two-thirds of a cent per right at any time prior to the tenth day after an individual or group acquired 15% of the Company's voting stock, unless extended. Additional details are set forth in the Rights Plan filed with the Securities and Exchange Commission on August 3, 1993.

  STOCK OPTION PLAN


  The Company has four stock option plans, the 1991 Senior Shareholders Management and Field Management Plan, and 1992 Non-Qualified Stock Option Plan, the 1993 Employee Stock Option Plan and the 1993 Non-Employee Stock Option Plan (the Stock Option Plans). A total of 990,000 shares of common stock have been reserved for potential grants under the Stock Option Plans. The Company accounts for these plans under APB Opinion No. 25. Under this opinion, the only compensation cost recognized is for options granted at an exercise price below the options fair market value on the date the option is granted.

  Had compensation cost for these plans been determined consistent with SFAS Statement No. 123, the Company's pro forma 1996 net income would have been reduced by $204,000 and pro forma earnings per share would have been reduced by $.02. The 1995 pro forma impact was not material to the Company's net income.

  Because SFAS Statement No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

  The 1991 Senior Shareholders Management and Field Management Plan provides for the granting of options to purchase shares of the Company's common stock at exercise prices below fair market value. The difference is being recognized ratably over the vesting period as compensation expense and was $68,000 in 1996, $213,000 in 1995 and $216,000 in 1994. At December 31, 1996, options to purchase 222,887 remain outstanding that were granted at less than fair market value.

  The 1992 Non-Qualified Stock Option Plan and the 1993 Employee Stock Option Plan provides for the granting of options, at the discretion of the Board of Directors, to purchase shares of the Company's common stock. The exercise price is equal to the fair market value of the Company's common stock on the date the options were granted. Options vest over five years and expire at the end of ten years if unexercised.

  The 1993 Non-Employee Stock Option Plan is available only to nonemployee directors. Options granted under this plan are equal to the fair market value of the Company's common stock on the date the options were granted. The options are exercisable one year following the date of grant and expire at the end of ten years if unexercised.

28


  A summary of the status of the Stock Option Plans at December 31, 1996, 1995 and 1994, and changes during the years then ended is presented in the table and narrative below (shares expressed in thousands):

--------------------------------------------------------------------------------
                             1996                1995            1994
--------------------------------------------------------------------------------
                                  Wtd. Avg.          Wtd. Avg.
                          Shares  Ex. Price  Shares   Ex. Price  Shares
--------------------------------------------------------------------------------
  Balance at
    beginning of year   542,286   $  8.96   472,482   $  8.49   427,241
  Options granted        94,055     19.39    79,385     14.12    88,415
  Options exercised     (24,283)     2.44    (5,837)     4.14   (21,410)
  Options forfeited      (8,998)    15.27    (3,744)    13.21   (21,764)
--------------------------------------------------------------------------------
                        603,060    $10.76   542,286   $  8.96   472,482
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  Exerciseable at
    end of the year     455,437     $8.58   403,160     $7.35   283,635
  Weighted average
    fair value of
    options granted       $9.49               $7.30                 N/A

  The following table summarizes information about fixed stock options outstanding at December 31, 1996:


                                       Options Outstanding
                 ------------------------------------------------------------------
                   Number                                  Number
                 Outstanding   Wtd. Avg.                 Exercisable
 Range Of            At        Remaining      Wtd.           At            Wtd.
 Exercise         Dec. 31,   Contractural     Avg.        Dec. 31,         Avg.
  Prices            1996         Life       Ex. Price       1996         Ex. Price
------------------------------------------------------------------------------------
$1.21 to $5.67     286,021      4.5 Yrs.     $  2.95       282,421        $  2.97
$8.67 to $17.00    192,309      7.0            14.94       128,702          14.88
$19.50 to $29.75   124,730      8.3            22.21        44,314          26.24
------------------------------------------------------------------------------------
$1.21 to $29.75    603,060      6.1           $10.76       455,437          $8.58
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------



  Beginning in 1995, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1996 and 1995 risk-free interest rates of 6.2% and 6.8%; estimated life of 5.7 years for both years; and expected stock price volatility of 41.2% and 44.4%.

7. RETIREMENT PLANS

  The Company has a Savings and Retirement Plan for its salaried and certain of its hourly employees whereby the eligible employees may contribute a percentage of their salaries to a trust, i.e. a 401(k) plan. The Company also makes contributions to the trust based on a percentage of the contributions made by the participating employees. The Company's contributions are charged against operations and were $826,000 in 1996, $703,000 in 1995, and $544,000 in 1994.

  In 1993, the Company established a supplemental retirement plan for selected key management employees and directors. The cost is based on the Company achieving certain operating earnings levels. The Company charged operations for $313,000 in 1996, $414,000 in 1995, and $597,000 in 1994 pursuant to this plan.
In 1994, the Company purchased company-owned life insurance on the participants in order to have a funding mechanism for this Plan. Retirement payments will be paid to the participants or their beneficiary over a 15-year period subsequent to retirement or death.

  The Company does not provide any other postretirement benefits for its employees.

8. RELATED PARTY TRANSACTIONS

  The Company pays a management fee to MDC Management Company (MDC), the general partner of the Chairman of the Board of Directors. These management fees were $100,000 in 1996, $155,000 in 1995, and $195,000 in 1994.

9. COMMITMENTS AND CONTINGENCIES

   OPERATING LEASES

   The Company leases real property, vehicles and office equipment under operating leases. Rental expense was $4,162,000 in 1996, $3,871,000 in 1995, and $2,496,000 in 1994. Certain of the leases are noncancellable and have minimum lease payment requirements of $2,246,000 in 1997, $1,442,000 in 1998, $1,019,000
in 1999 and $798,000 in 2000 and $532,000 in 2001.

  LEGAL PROCEEDINGS

  The Company is involved in litigation and other legal matters arising in the normal course of business. In the opinion of management, the Company's recovery or liability, if any, under any of these matters will not have a material effect on the Company's financial position, liquidity or results of operations.

  CONCENTRATIONS OF CREDIT RISK

  The Company sells building materials, primarily to professional contractors, as well as to advanced, service oriented consumers through its 53 building materials centers located in ten western states. No one customer exceeds 2% of net sales. Because the customers are disbursed amongst the Company's various markets, the Company's credit risk to any one customer or state economy is not considered significant. The Company performs ongoing credit evaluations of its customers and provides an allowance for doubtful accounts.

10. OTHER DATA

    Other income consisted of the following (in thousands):

------------------------------------------------------------------
                                    1996       1995      1994
------------------------------------------------------------------
Interest income, primarily
    from outstanding accounts
    receivable                    $  1,351  $  1,251  $  1,159
Gain on sale of assets                 449        40       133
Other income (expense)                (532)      310       237
------------------------------------------------------------------
                                  $  1,268  $  1,601  $  1,529
------------------------------------------------------------------
------------------------------------------------------------------

  Receivables consisted of the following at December 31, (in thousands):

------------------------------------------------------------------
                                        1996         1995
------------------------------------------------------------------
Trade receivables                   $  67,970    $  64,613
Allowance for doubtful accounts        (1,231)      (1,426)
------------------------------------------------------------------
                                       66,739       63,187
Other                                   3,445        2,633
------------------------------------------------------------------
                                    $  70,184    $  65,820
------------------------------------------------------------------
------------------------------------------------------------------

  Property and equipment consisted of the following at December 31, (in thousands):

------------------------------------------------------------------
                                      1996           1995
------------------------------------------------------------------
Land                              $  29,845      $  23,898
Buildings and improvements           57,467         53,908
Machinery and fixtures               20,951         18,226
Handling and delivery equipment      21,457         18,981
Construction in progress              1,803          1,936
------------------------------------------------------------------
                                    131,523        116,949
Less accumulated depreciation       (27,602)       (20,546)
------------------------------------------------------------------
                                   $103,921      $  96,403
------------------------------------------------------------------
------------------------------------------------------------------

  Changes in working capital items, net of acquisitions and divestitures, in the statement of cash flows is as follows (in thousands):

----------------------------------------------------------------------
                                          1996     1995       1994
----------------------------------------------------------------------
(Increase) decrease in receivables     $  (472)  $(4,316)  $  4,544
(Increase) decrease in inventories      (7,103)    9,994     (3,868)
(Increase) decrease in prepaid
  expenses                                (593)      229       (555)
Increase  (decrease) in accounts
  payable and accrued expenses           4,856      (808)      (887)
----------------------------------------------------------------------
                                       $(3,312)  $ 5,099    $  (766)
----------------------------------------------------------------------
----------------------------------------------------------------------

11. FINANCIAL INSTRUMENTS

  The book value compared with the fair value of financial instruments at December 31 is as follows (in thousands):
--------------------------------------------------------------------------------
                                      1996                      1995
--------------------------------------------------------------------------------
                                BOOK        FAIR         Book          Fair
                                VALUE       VALUE        Value         Value
--------------------------------------------------------------------------------
Cash and cash equivalents    $  7,066    $   7,066    $    6,004     $  6,004
--------------------------------------------------------------------------------
Long-term debt:
Variable rate debt           $  14,080   $  14,080    $   26,120     $  26,120
Fixed rate debt                 76,691      77,653        95,000        95,037
--------------------------------------------------------------------------------
                             $  90,771   $  91,733    $  121,120     $ 121,157
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  The fair value of variable interest rate long-term debt is deemed to approximate book value.

  The fair value of fixed rate debt has been estimated based upon relative changes in the Company's variable borrowing rates since the date interest rates were fixed. At December 31, 1996, the Company had no derivative financial instruments.

12. SUBSEQUENT EVENTS

  On February 10, 1997, the Company announced plans to reorganize its existing operations as a subsidiary of a newly-formed holding company, BMC Holdings, Inc. Upon completion of the reorganization, BMC Holdings, Inc. will be the name of the publicly traded securities.

13. RESULTS OF QUARTERLY OPERATIONS

  Unaudited operating results by quarter for 1996 and 1995 are as follows (in thousands, except per share amounts):

--------------------------------------------------------------------------------
                           First         Second          Third         Fourth
--------------------------------------------------------------------------------
1996
--------------------------------------------------------------------------------
NET SALES               $147,599       $193,022       $206,455       $170,948
GROSS PROFIT              33,084         42,250         44,361         38,921
INCOME FROM OPERATIONS     4,195          9,407          9,870          4,950
NET INCOME                   750          3,530(1)       4,560          1,809
NET INCOME PER SHARE(2)      .08            .35(1)         .38            .15
STOCK PRICES PER SHARE-
  HIGH                  $ 16 1/4      $  20 1/4      $  17 1/8      $  13 7/8
  LOW                     13             15 1/4         12 3/4         11 7/8
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

1995
--------------------------------------------------------------------------------
Net Sales               $120,519       $166,167       $178,502       $165,013
Gross profit              27,237         37,224         39,304         34,408
Income from operations     2,786          7,042          8,491          5,102
Net income                   504          2,467          3,396          1,398
Net income per share(2)      .05            .25            .35            .14
Stock prices per share-
  High                 $  15 1/4       $ 17          $  15 1/2      $  14 3/4
  Low                    11 5/16         13 1/2         14             12 1/2
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  (1) Includes a non-cash extraordinary loss of $342,000, net of tax or, $.03 per share, arising from the early retirement of debt. (2) Net income per share calculations are based on the average common and common equivalent shares outstanding for each period presented. Accordingly, the total of the per share figures for the quarter may not equal the per share figures reported for the year.

30


                                 BMC WEST CORPORATION

                       REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


  To BMC West Corporation:

  We have audited the accompanying balance sheets of BMC West Corporation (a Delaware corporation) as of December 31, 1996 and 1995, and the related statements of income, stockholders' equity and cash flows each of the three years ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BMC West Corporation as of December 31, 1996 and 1995, and the results of its operations and cash flows for each of the three years ended December 31, 1996 in conformity with generally accepted accounting principles.


Boise, Idaho
February 10, 1997