Form 10-K405/A, Exhibit 13
period 1996-12-31
BMC WEST CORP
filed 1997-04-07
CIK 875706

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

12. SUBSEQUENT EVENTS

  On February 10, 1997, the Company announced plans to reorganize its existing operations as a subsidiary of a newly-formed holding company. Upon completion of the reorganization, the publicly traded securities will be listed under the name of the new holding company.

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